Eurasian Minerals Inc. NEWS RELEASE

Eurasian Minerals Provides an Update on IGC’s Malmyzh Porphyry Copper-Gold
Discovery and Announces a New IGC Acquisition in Far East Russia

Vancouver, British Columbia, November 5, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) – Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce ongoing drill success at IG Copper LLC’s (“IGC”) Malmyzh porphyry copper-gold district in Far East Russia. EMX is IGC’s largest shareholder with 40.96% of the issued and outstanding shares. The Malmyzh exploration and mining licenses are held by a joint venture between IGC and Freeport-McMoRan Exploration Corporation (“Freeport” or “FMEC”), with IGC operating and managing the project. Malmyzh is a grassroots, district-scale exploration discovery that is rapidly advancing towards resource delineation. Other news includes IGC’s recent acquisition of the 390 square kilometer Shelekhovo gold-silver-copper property 150 kilometers to the northeast of Malmyzh, and an administrative name change from InterGeo Resources, LLC to IG Copper LLC earlier this year.

Since EMX last reported IGC’s Malmyzh drill results (see EMX news release dated September 6, 2012) the joint venture has drilled an additional 79 diamond holes totaling over 28,500 meters. IGC has advised that ongoing diamond drilling has focused on delineating near-surface porphyry copper-gold mineralization at four of the fourteen known target areas. These porphyry targets occur within a 16 by 5 kilometer intrusive corridor concealed beneath a shallow cover of soil (0.5 -50 m) and vegetation.

The majority of the drill meters have been concentrated on defining the Central, Freedom, and Valley prospects on nominal 200 meter centers with a combination of vertical and angle holes. Central is delineated as a 1,000 by 550 meter area of mineralization principally hosted in diorite porphyry rocks to depths of 400-600 meters. The Freedom prospect consists of two copper-gold mineralized bodies coincident with magnetic highs, and having dimensions of 1,400 by 700 meters and 1,300 by 400 meters and extending to depths of 400-500 meters. Freedom remains open for expansion in all directions. Valley is currently outlined as a 1,300 by 1,200 meter prospect with copper-gold mineralization hosted in diorite porphyries and hornfelsed sedimentary rocks to depths of 400-550 meters, and remains open to the northeast and southwest. Recent drilling highlights from Valley include:

•	99.4 meters (52.5-151.9 m) averaging 0.69% copper and 0.40 g/t gold (0.93% Cu equivalent) within a broader zone of 459.2 meters (14.1-473.3 m) at 0.47% copper and 0.21 g/t gold (0.59% Cu equivalent).
•	56.0 meters (97.2-153.2 m) averaging 0.72% copper and 0.32 g/t gold (0.91% Cu equivalent) within a broader zone of 410.5 meters (3.2-413.7 m) at 0.43% copper and 0.18 g/t gold (0.54% Cu equivalent).
•	134.5 meters (199.4-333.9) averaging 0.57% copper and 0.28 g/t gold (0.74% Cu equivalent) within a zone of 462.3 meters (70.7-533.0 m) averaging 0.41% copper and 0.19 g/t gold (0.52% Cu equivalent).

Exploration drilling at the other prospects continues to identify additional porphyry alteration and copper-gold mineralization. There are currently three diamond drill rigs active on the property.

Malmyzh Project Background. Malmyzh is located in Far East Russia, approximately 220 kilometers northeast of the city of Khabarovsk and the nearby border with China. The project has excellent logistics and infrastructure, including high voltage power lines, a paved national highway, and a rail line that are all nearby to the property. As well, the Amur River lies within two kilometers of the project boundary and is directly linked to major shipping ports. The property is covered by two exploration and mining licenses that total approximately 150 square kilometers.

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IGC has a 51% ownership interest in the Malmyzh joint venture, with Freeport retaining a 49% interest (see EMX news release dated September 6, 2012). The IGC team is led by President and CEO Tom Bowens, and includes key personnel with a track record of exploration discovery and project development in the Russian Federation. EMX is contributing executive management guidance to IGC with David Cole as the Chairman of the Board of Managers and Michael Winn as a board manager, and is a substantial IGC shareholder with 40.96% of the issued and outstanding shares (36.6% equity position on a fully-diluted basis) resulting from investments totaling US $6.8 million.

Malmyzh Geologic and Exploration Overview. Malmyzh’s porphyry centers occur as Cretaceous-age dioritic stocks that intruded and hornfels-altered siltstone and sandstone sedimentary sequences. The project’s terrain consists of low relief hills within the Amur River valley, with bedrock covered by a relatively shallow veneer of colluvium and alluvium. Drill targeting originally focused on geophysical and soil geochemical anomalies, with an excellent track record of discovery success.

Copper-gold porphyry mineralization consists of near-surface zones (i.e., within 0.5 to 50 meters of the surface) of variable chalcocite enrichment grading into chalcopyrite-rich and chalcopyrite-bornite-magnetite mineralization. Copper-gold mineralization occurs in the porphyry intrusives, as well as in the hornfels-altered and stockworked sedimentary wall rocks. At present, a project total of 136 drill holes (~48,000 meters) have final assay results. Recent IGC drill results are summarized in the table below (see EMX news release dated September 6, 2012 for previously reported results).

Hole	Area	TD	From (m)	To (m)	Width (m)	Cu %	Au g/t	Cu Eq %
AMM-084	CENTRAL	300	33.9	300.0	266.1	0.52	0.19	0.63
		including	137.0	173.7	36.7	0.89	0.29	1.07
AMM-086	VALLEY	602.7	5.8	369.4	363.6	0.34	0.19	0.46
		including	42.5	89.3	46.8	0.62	0.32	0.81
AMM-087	VALLEY	529.3	3.2	413.7	410.5	0.43	0.18	0.54
		including	97.2	153.2	56.0	0.72	0.32	0.91
AMM-088	VALLEY	496.5	3.0	355.7	352.7	0.43	0.22	0.56
		including	91.9	157.8	65.9	0.56	0.34	0.77
AMM-089	VALLEY	532	14.1	473.3	459.2	0.47	0.21	0.59
		including	52.5	151.9	99.4	0.69	0.40	0.93
AMM-090	VALLEY	463.2	13.3	463.2	449.9	0.36	0.19	0.47
		including	117.3	162.8	45.5	0.56	0.33	0.75
AMM-100	FREEDOM	456.3	3.4	242.5	239.1	0.40	0.41	0.65
		including	174.7	242.5	67.8	0.75	0.53	1.07
AMM-103	FREEDOM	558.4	376.0	496.0	120.0	0.51	0.67	0.92
AMM-114	VALLEY	469.8	10.0	350.5	340.5	0.47	0.26	0.62
		including	24.0	175.8	151.8	0.64	0.35	0.85
AMM-115	VALLEY	457.0	10.2	457.0	446.8	0.33	0.22	0.46
		including	30.2	169.6	139.4	0.48	0.37	0.70
AMM-116	VALLEY	422.8	7.9	422.8	414.9	0.37	0.20	0.49
		including	27.4	109.3	81.9	0.55	0.33	0.75
AMM-122	VALLEY	533.0	70.7	533.0	462.3	0.41	0.19	0.52
		including	199.4	333.9	134.5	0.57	0.28	0.74
AMM-130	VALLEY	418.7	43.0	289.9	246.9	0.51	0.20	0.63

Copper equivalent (CuEq) calculated as Cu% + (Au g/t * 0.6) .. Metallurgical recoveries and net smelter returns are assumed to be 100%. Reported intervals are interpreted as true widths in porphyry style mineralization.

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IGC’s exploration drilling programs have been highly successful to date, with over 90% of the holes intersecting significant (>0.3% copper equivalent) copper-gold mineralization, and nearly 60% of the holes totaling over 20 CuEq%-meters as a grade-thickness product. From this drilling, thirty-eight holes (28%) total over 100 CuEq%-meters, and of these, nine holes (7%) total over 200 CuEq%-meters (max = 280 CuEq%-meters). More than 40 additional holes with pending assay results have been drilled during the current campaign. The joint venture’s ongoing exploration programs include additional diamond drilling, auger and shallow top-of-bedrock drilling and geochemical sampling, and geophysical surveying.

Shelekhovo Acquisition. IGC has continued to leverage their in-country operational expertise by recently acquiring the Shelekhovo property. Shelekhovo is not included in the Malmyzh joint venture, and is 100% controlled by IGC. The property covers over 390 square kilometers of prospective exploration ground and occurs along trend 150 kilometers to the northeast of Malmyzh. The geology has been mapped regionally as Cretaceous-age sedimentary sequences intruded by granodioritic rocks. Historic government exploration surveys identified multiple occurrences of gold, silver, and copper associated with quartz veining and alunite. IGC is conducting reconnaissance assessment of the property before the winter season sets in.

Comments on Drilling, Sampling, Assaying, and QA/QC. The Malmyzh drill samples were collected in accordance with CIM Best Practice standards and guidelines. The samples were submitted to Ingiredmet Laboratories in Irkutsk, Russia (GOST ISO/MAC 17025:2000 and ISO 9001:2008 accredited) for assay and geochemical analysis. Gold was analyzed by fire assay with an AAS finish, and copper analyses were determined with aqua regia digestion and ICP AES techniques. IGC conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks and field duplicates. EMX has reviewed the drill core and QA/QC results, and conducted independent field reviews and due diligence check sampling to confirm the IGC results.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EurasianMinerals.com	Email: SClose@EurasianMinerals.com
Website: www.EurasianMinerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2013 (the “MD&A”) and most recently filed Annual Information Form for the year ended period ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

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